Morgan Stanley	July 2014 Pricing Sheet dated July 31, 2014 relating to Preliminary Pricing Supplement No. 1,504 dated July 7, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in International Equities

Market-Linked Notes due April 30, 2020
Based on the Average Value on Quarterly Determination Dates of an Equally Weighted Basket composed of the iShares® MSCI EAFE ETF, the iShares® MSCI Emerging Markets ETF and the WisdomTree Japan Hedged Equity Fund
PRICING TERMS – JULY 31, 2014
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$648,300
Pricing date:	July 31, 2014
Original issue date:	August 5, 2014 (3 business days after the pricing date)
Maturity date:	April 30, 2020
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial share price	Multiplier
	Shares of the iShares® MSCI EAFE ETF (the “EFA Shares”)	EFA UP	33.3333%	$66.59	0.500575161
	Shares of the iShares® MSCI Emerging Markets ETF (the “EEM Shares”)	EEM UP	33.3333%	$43.82	0.760686901
	Shares of the WisdomTree Japan Hedged Equity Fund (the “DXJ Shares”)	DXJ UP	33.3333%	$49.97	0.667066240
* Ticker symbols are being provided for reference purposes only. We refer to the EFA Shares, the EEM Shares and the DXJ Shares, collectively, as the underlying shares.
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, if any. In no event will the payment at maturity be less than $10 per note.
Supplemental redemption amount:	(i) $10 times (ii) the average basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Average basket closing value:	The arithmetic average of the basket closing values on the 23 specified determination dates over the term of the notes
Average basket percent change:	(average basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$9.364 per note. See “Investment Summary” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per note	$10	$0.30	$9.70
Total	$648,300	$19,449	$628,851

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” in the accompanying preliminary pricing supplement.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No 1,504 dated July 7, 2014
Prospectus Supplement dated November 21, 2011   Index Supplement dated November 21, 2011   Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley

Market-Linked Notes due April 30, 2020
Based on the Average Value on Quarterly Determination Dates of an Equally Weighted Basket composed of the iShares® MSCI EAFE ETF, the iShares® MSCI Emerging Markets ETF and the WisdomTree Japan Hedged Equity Fund

Terms continued from previous page:
Initial basket value:
The initial basket value will equal 100, which is equal to the sum of the products of (i) the initial share price of each basket component, as set forth under “Basket—Share Closing Price” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above.

Basket closing value:
On any determination date, the sum of the products of (i) the closing price of one share of each basket component on such date times the adjustment factor for such basket component on such date, and (ii) the multiplier for such basket component.

Multiplier:
The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100.  Each multiplier will remain constant for the term of the notes.

Adjustment factor:
With respect to each basket component, 1.0, subject to adjustment in the event of certain events affecting the basket components.  See “Additional Information About the Notes—Antidilution Adjustments” below.

Determination dates:
Quarterly, on the 27th day of each January, April, July and October, beginning on October 27, 2014.  We also refer to April 27, 2020 as the final determination date.  The determination dates are subject to postponement for non-trading days and certain market disruption events.

CUSIP:	61761S661
ISIN:	US61761S6616